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04015807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 2 2004 WASH. D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Matrix Private Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 South 12th Street, 3rd. Floor
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Looney — 212-708-2438 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PBGH
(Name - *if individual, state last, first middle name*)

558 South Main Street	Harrisonburg	VA	22803
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

PROCESSED APR 01 2004 THOMSON FINANCIAL

OATH OR AFFIRMATION

I, A.W. Scott Frayser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Matrix Private Equities, Inc., as of 12/31/2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PBGH
CERTIFIED PUBLIC ACCOUNTANTS
A LIMITED LIABILITY PARTNERSHIP
www.pbgh.com

Board of Directors and Stockholder
Matrix Private Equities, Inc.
Richmond, Virginia

In planning and performing our audit of the financial statements and supplemental schedules of Matrix Private Equities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of such controls and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PBGH, LLP

Harrisonburg, Virginia
February 21, 2004

MATRIX PRIVATE EQUITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

NOT FOR PUBLIC DISCLOSURE

This report is deemed confidential in accordance with Rule 17a-5(e)(3). A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

TABLE OF CONTENTS

PBGH
CERTIFIED PUBLIC ACCOUNTANTS
A LIMITED LIABILITY PARTNERSHIP
www.pbgh.com

Mensel D. Dean
Gregory W. Geisert
Herman W. Hale
John L. Vincie, III
Keith L. Wampler
Daniel B. Martin
Sean R. O'Connell
Kevin D. Humphries
Bradford R. Jones
Virginia B. Miller
John E. Zigler, Jr.
Michael T. Kennison

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Matrix Private Equities, Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Matrix Private Equities, Inc. (Company) as of December 31, 2003 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Matrix Private Equities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PBGH, LLP

Harrisonburg, Virginia
February 21, 2004

MATRIX PRIVATE EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS		
Current Assets		
Cash	$	43,595
Income taxes receivable		797
Total assets	$	44,392
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Due to related party	$	5,000
Stockholder's Equity		
Common stock, $.01 par value; 10,000 shares authorized; 3,047 shares issued and outstanding		30
Additional paid-in capital		74,970
Accumulated deficit		(35,608)
		39,392
	$	44,392

See Notes to Financial Statements.

MATRIX PRIVATE EQUITIES, INC.

STATEMENT OF INCOME
Year Ended December 31, 2003

Fee Income	$	50,000
Operating Expenses		
Commissions		21,250
Taxes, licenses, and permits		4,586
Professional fees		7,006
Allocated general and administrative expenses		5,000
Miscellaneous		1,984
		39,826
Net income before taxes		10,174
Provision for income tax benefit		1,125
Net income	$	11,299

See Notes to Financial Statements.

MATRIX PRIVATE EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Totals
Balance, January 1, 2003	$ 30	$ 74,970	$ (46,907)	$ 28,093
Net income	-	-	11,299	11,299
Balance, December 31, 2003	$ 30	$ 74,970	$ (35,608)	$ 39,392

See Notes to Financial Statements.

MATRIX PRIVATE EQUITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2003

Cash Flows from Operating Activities		
Net income	$	11,299
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Prepaid expense		597
Income taxes receivable		(797)
Increase (decrease) in:		
Income taxes payable		(383)
Amount due to related party		5,000
Net cash provided by operating activities		15,716
Net increase in cash		15,716
Cash, beginning		27,879
Cash, ending	$	43,595

See Notes to Financial Statements.

Note 1. Summary of Significant Accounting Policies

Nature of business: Matrix Private Equities, Inc. (Company), a subsidiary of Mutual of New York (MONY), is a broker-dealer, providing merger and acquisition consulting services to privately held companies and assisting with the placement of new offerings of debt and equity securities. The Company's principal office is located in Richmond, Virginia.

Estimates: The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash: Cash consists principally of demand deposits.

Income taxes: The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. During 2003, the Company recognized an income tax benefit for prior years' net operating losses that had been reduced by a valuation allowance.

Note 2. Affiliate Agreement

The Company has an agreement with an affiliated company, Matrix Capital Markets Group, Inc. (MCMG) in which the Company reimburses for expenses paid by Matrix on behalf of the Company. Expenses covered under the agreement include outside labor, salaries, taxes, insurance, marketing costs, credit reports, subscriptions, travel expenses, use of furniture and fixtures, rent, postage, office supplies, accounting and legal services, and other general administrative and office expenses. The effective date of the agreement is December 1, 2003. Expenses prior to December 2003 are not recognized in these financial statements.

During December 2003, the Company recorded $5,000 of allocable expenses payable to MCMG as a result of this agreement.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net allowable capital of $38,595, which was $33,595 in excess of its required net capital of $5,000. At December 31, 2003, the Company's net capital ratio was .13 to 1.

Note 4. Other Regulatory Requirements

The Company does not hold any funds or securities for the accounts of customers and clears all its customers' transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

Note 5. Contingencies

On September 17, 2003, MONY, AXA Financial and AIMA Acquisition Company announced that they had entered into a merger agreement, pending approval by MONY's shareholders. The effect of this merger on subsidiaries, including the Company, has not been determined.

MATRIX PRIVATE EQUITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
December 31, 2003

Total Stockholder's Equity	$	39,392
Deductions and/or Charges		
Non-allowable assets		797
Net Capital	$	38,595

MATRIX PRIVATE EQUITIES, INC.

SCHEDULE II - COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
December 31, 2003

Minimum Net Capital Required	$	333
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital at 15.00%	$	33,595
Excess Net Capital at 10.00%	$	38,095
Computation of Aggregate Indebtedness		
Total aggregate indebtedness liabilities	$	5,000
Percentage of aggregate indebtedness to net capital		13.0%

MATRIX PRIVATE EQUITIES, INC.

SCHEDULE III - STATEMENT RELATING TO REQUIREMENTS OF RULE 17a-5(d)(4)
December 31, 2003

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2003)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$	35,063
Audit adjustments (net effect)		-
Change in non-allowable assets		-
Net capital per financial statements	$	35,063

MATRIX PRIVATE EQUITIES, INC.

FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

PBGH
CERTIFIED PUBLIC ACCOUNTANTS
A LIMITED LIABILITY PARTNERSHIP
www.pbgh.com

Mensel D. Dean
Gregory W. Geisert
Herman W. Hale
John L. Vincie, III
Keith L. Wampler
Daniel B. Martin
Sean R. O'Connell
Kevin D. Humphries
Bradford R. Jones
Virginia B. Miller
John E. Zigler, Jr.
Michael T. Kennison

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Matrix Private Equities, Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Matrix Private Equities, Inc. (Company) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Matrix Private Equities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

PBGH, LLP

Harrisonburg, Virginia
February 21, 2004

MATRIX PRIVATE EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS		
Current Assets		
Cash	$	43,595
Income taxes payable		797
Total assets	$	44,392
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Due to related parties	$	5,000
Total liabilities		5,000
Stockholder's Equity		39,392
	$	44,392

See Notes to Financial Statement.

MATRIX PRIVATE EQUITIES, INC.

NOTES TO FINANCIAL STATEMENT

Note 1. Summary of Significant Accounting Policies

Nature of business: Matrix Private Equities, Inc. (Company), a subsidiary of Mutual of New York (MONY), is a broker-dealer, providing merger and acquisition consulting services to privately held companies and assisting with the placement of new offerings of debt and equity securities. The Company's principal office is located in Richmond, Virginia.

Estimates: The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash: Cash consists principally of demand deposits.

Income taxes: The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Note 2. Affiliate Agreement

The Company has an agreement with an affiliated company, Matrix Capital Markets Group, Inc. (MCMG) in which the Company reimburses for expenses paid by Matrix on behalf of the Company. Expenses covered under the agreement include outside labor, salaries, taxes, insurance, marketing costs, credit reports, subscriptions, travel expenses, use of furniture and fixtures, rent, postage, office supplies, accounting and legal services, and other general administrative and office expenses. The effective date of the agreement is December 1, 2003.

At December 31, 2003, the Company has $5,000 of allocable expenses payable to MCMG as a result of this agreement.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net allowable capital of $38,595, which was $33,595 in excess of its required net capital of $5,000. At December 31, 2003, the Company's net capital ratio was .13 to 1.

Note 4. Other Regulatory Requirements

The Company does not hold any funds or securities for the accounts of customers and clears all its customers' transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

Note 5. Contingencies

On September 17, 2003, MONY, AXA Financial and AIMA Acquisition Company announced that they had entered into a merger agreement, pending approval by MONY's shareholders. The effect of this merger on subsidiaries, including the Company, has not been determined.